Warner Norcross & Judd LLP
Attorneys at Law
900 Fifth Third Center
111 Lyon Street, N.W.
Grand Rapids, Michigan 49503-2487

Telephone (616) 752-2000
Fax (616) 752-2500

December 23, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

          Re:          McKenzie Bay International, Ltd.

Dear Sir or Madam:

                    Transmitted with this letter is a copy of a Form 3/A filed on behalf of Gary L. Westerholm.

                    This filing is transmitted electronically through the EDGAR system and are subject to Regulation S-T. Pursuant to Rule 309, only one copy of this electronically formatted document is transmitted.

                    This firm has on file a manually signed counterpart of each signed document that appears in electronic format in the filing. We hereby undertake, on behalf of the Reporting Person, to retain the signed documents for a period of five years and to furnish any signed document to the Commission upon request.

Very truly yours,

/s/ Tashia L. Rivard

Tashia L. Rivard